U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                       COMMISSION FILE NUMBER: 000-1338929




                           NOTIFICATION OF LATE FILING


Check One:

                  [ ] Form 10-K and Form 10-KSB
                  [ ] Form 20-F
                  [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB
                  [ ] Form D
                  [ ] Form N-SAR
                  [ ] Form N-CSR


                                For Period Ended: June 30, 2007

                               [  ]  Transition Report on Form 10-K
                               [  ]  Transition Report on Form 20-F
                               [  ]  Transition Report on Form 11-K
                               [  ]  Transition Report on Form 10-Q
                               [  ]  Transition Report on Form N-SAR
                               [  ]  Transition Report on Form N-CSR

                               For the Transition Period Ended: N/A




         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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PART I.   REGISTRANT INFORMATION.

         The Registrant is Premiere Publishing Group, Inc. (the "Company"). The address of the Company's principal executive office is 217 Broadway, Suite 412, New York, NY 10007.

PART II.  RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         The Company is unable to file its Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2007 by the prescribed date without unreasonable effort or expense because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. The Company believes that the Quarterly Report will be completed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Michael Jacobson                                      (212) 481-1005

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes         [ ] No


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

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                  [X] Yes         [ ] No

         Premiere Publishing Group, Inc. has made significant decreases in staffing, and the number of magazines its presently publishing.

         Premiere Publishing Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 14, 2007                By:  /s/ Michael Jacobson
                                           -------------------------------------
                                           Michael Jacobson
                                           President and Chief Executive Officer

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